UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Yew Bio-Pharm Group, Inc.

Full Name of Registrant

 Former Name if Applicable

294 Powerbilt Avenue

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89148

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its report on Form 10-K without undue burden or expense to the Company primarily because of its small size and limited resources, a transition of auditors and the fact that the Company is filing its first annual report on Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lance Jon Kimmel	(310)	557-3059
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that its net income will be approximately $2,206,267, or $0.05 per share (basic and diluted), for fiscal 2012, as compared to net income of $4,040,311, or $0.10 per share (basic) and $0.08 per share (diluted), for fiscal 2011. This decrease in net income is primarily attributable to an increase in compensation expenses and an increase in general and administrative expenses, partially offset by an increase in overall gross profit.  The Registrant anticipates that for fiscal 2012, it will report total revenues of approximately $6,727,524, as compared to $5,961,039 for fiscal 2011, an increase of $766,485 or 12.9%. The increase in total revenue is attributable to the increase in revenue from all three of the Company’s business segments, TCM raw materials, yew trees and handicrafts. For fiscal 2012, compensation expense is anticipated to amount to approximately $2,527,800, as compared to $168,481 for fiscal 2011, an increase of $2,359,319. This increase is mainly attributable to an increase in stock-based compensation of approximately $2,247,000, which was related to the fair market value of options issued to the Company’s three directors, and an increase of approximately $112,300 in salaries paid to management and other administrative staff resulting from the expansion of the Company’s business. The increase in general and administrative expenses for fiscal 2012, as compared to fiscal 2011, is primarily attributable to an increase in depreciation expenses, professional fees and other miscellaneous general and administrative expenses, partially offset by the decreases in research and development expenses.

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YEW BIO-PHARM GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2013	By:	/s/ ZHIGUO WANG
Zhiguo Wang
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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